EXHIBIT 99.1

GOLD STANDARD INTERSECTS 47.3m of 0.64g Au/t WEST OF THE MAIN DARK STAR OXIDE GOLD DEPOSIT, CARLIN TREND, NEVADA

Three drill holes confirm the expansion potential of the Main Dark Star maiden resource

October 20, 2016 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) today announced assay results from this year’s reverse circulation (RC) drill program within the Dark Star Corridor (DSC) on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.  Unlike the core drilling program exploring the high grade North Dark Star discovery, the RC program is designed to expand the lower grade Main Dark Star Deposit and also look for new targets within the 6.7 km-long DSC west and south of the Main Dark Star maiden resource.

Of 12 holes completed to date, six returned significant intercepts with gold values above the cut-off grade of 0.14 g Au/t established by APEX Geoscience Ltd. of Edmonton, Canada, in its Main Dark Star resource estimate announced on March 3, 2015 (see news release).  Results including 47.3 meters of 0.64 grams per tonne (g Au/t), 29.0m of 0.67 g Au/t and 38.1m of 0.56 g Au/t in two holes completed west of the Main Dark Star maiden resource are consistent with the grades found in the Main Dark Star resource estimate.  These new results support the potential for further expansion of the Main Dark Star mineralization to the west. Last year’s program demonstrated that RC assay results closely approximate those from core drilling,

The DSC is a north-trending horst defined by gravity, CSAMT, geologic mapping, and soil sampling.  The corridor has been largely untested by drilling until this phase of RC drilling totaling 5,804.8 meters. (Please click the following link to view plan and section maps: https://goldstandardv.com/lp/main-dark-star-oct-map/).

Jonathan Awde, CEO and Director of Gold Standard commented: “The Main Dark Star oxide deposit is a valuable asset in its own right and we are confident that we can grow its resource with inexpensive RC drilling at the same time that we explore the higher grade North Dark Star and North Bullion deposits. It is also important to note that we discovered North Dark Star by moving out into the Corridor from the Main Dark Star resource. We are confident that the DSC has further high grade occurrences to discover.”

Key Dark Star Corridor Highlights

•
In a new target west of the Main Dark Star maiden resource, drill holes DS16-07, -10 and -19 intersected multiple, thick, significant zones of mixed oxide and reduced mineralization including  intercepts of 47.3m of 0.64g Au/t, 29.0m of 0.67g Au/t and 38.1m of 0.56g Au/t.  These intercepts are approximately 100 to 200m west of the maiden resource and are interpreted to be hosted in Tonka Formation conglomerate and Chainman Formation sandstone, both of which are newly-defined gold host units at Main Dark Star.  These results confirm the expansion potential to the west of the maiden resource where mineralization is open in several directions.

•	Within DS16-07, orpiment and realgar are associated with a 9.1 meter intercept of 1.08g Au/t. These minerals are common in the reduced, deeper portions of Carlin-type gold systems.

•
Hole DS16-22, located approximately 130m northeast of the Main Dark Star maiden resource, returned narrow widths of gold mineralization in the footwall of the Dark Star fault.  Importantly, this hole confirms that the gold system and the preferred debris flow conglomerate host section continue to be present at this location.

•
Eight RC scout holes were drilled south of the Main Dark Star deposit along a 2 km. strike length of the DSC.  These holes represent the first tests of new targets identified by the Company’s gravity, CSAMT, soil geochemistry and geologic mapping programs.  The southernmost hole, DS16-16, intersected silicified, iron-oxide bearing debris flow conglomerate with elevated arsenic. These geologic features are similar to those observed at Main Dark Star and North Dark Star and represent a positive first-step in evaluating new early-stage targets within the DSC.

Dark Star Corridor drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DS16-06	RC		-90	391.8	118.9 – 122.0	3.1	0.17
DS16-07	RC		-90	452.7	154.0 – 163.1	9.1	1.08
Including					170.7 – 208.8	38.1	0.56
					187.5 – 195.1	7.6	1.08
					214.9 – 218.0	3.1	0.19
					225.6 – 254.6	29.0	0.67
					263.7 – 283.5	19.8	0.28
					298.8 – 318.6	19.8	0.54
					327.7 – 330.8	3.1	0.25
					335.4 – 341.5	6.1	0.15
					349.0 – 352.1	3.1	0.26
					356.7 – 364.3	7.6	0.56
					368.9 – 385.7	16.8	0.91
DS16-09	RC	090	-70	440.5	No intercepts > 0.14 g Au/t
DS16-10	RC	305	-70	397.9	39.6 – 44.2	4.6	0.17
Including					57.9 – 105.2	47.3	0.64
					67.1 – 74.7	7.6	1.22
					175.3 – 176.8	1.5	0.48
					182.9 – 189.0	6.1	0.14
					254.6 – 269.8	15.2	0.27
DS16-11	RC	090	-55	458.8	106.7 – 111.3	4.6	0.40
DS16-12	RC	260	-45	452.7	No intercepts > 0.14 g Au/t
DS16-13	RC	270	-70	583.8	No intercepts > 0.14 g Au/t
DS16-14	RC	090	-45	605.2	No intercepts > 0.14 g Au/t
DS16-15	RC		-90	361.3	No intercepts > 0.14 g Au/t
DS16-16	RC		-90	606.7	No intercepts > 0.14 g Au/t
DS16-19	RC		-90	618.9	228.6 – 233.2	4.6	0.21
					236.3 – 237.8	1.5	0.53
					240.8 – 243.9	3.1	0.16
					272.9 – 282.0	9.1	0.21
					292.7 – 297.3	4.6	0.18
					306.4 – 307.9	1.5	0.24
					324.6 – 327.7	3.1	0.17
					330.8 – 338.4	7.6	0.21
DS16-22	RC	090	-55	434.5	6.1 – 7.6	1.5	0.70
					102.1 – 106.7	4.6	0.16
					118.9 – 131.1	12.2	0.16
					149.4 – 150.9	1.5	0.17
					164.6 – 166.1	1.5	0.14
					173.8 – 178.4	4.6	0.15
					182.9 – 192.0	9.1	0.37
* Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 70-90% of drilled thicknesses.

Mac Jackson, Gold Standard’s Vice president of Exploration stated: “We are just starting to explore the 6.7 km. long Dark Star Corridor.  The intercepts in DS16-07 and DS16-10 continue to add to the size of the Main Dark Star gold system.  Based on the increasing size of the system and our discovery experience at North Dark Star, we expect to find other blind deposits within the large volume of altered rock along the DSC.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every tenth sample.  The Dark Star RC samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized.   Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC.  Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements were determined by ICP analysis.  Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV.  Final collar locations were surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au.  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).  The 2014 and 2015 definition and expansion of these two shallow, oxide deposits demonstrates their growth potential.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director
FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:            604-669-5702
Email: info@goldstandardv.com